FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s press release from October 4, 2004, announcing that Registrant has signed an agreement to supply the Ukrainian National Lottery (UNL) with a satellite-based VSAT network.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: October 4, 2004

Gilat Announces Lottery Agreement with Ukrainian National Lottery

Petah Tikva, Israel, October 4, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) announced today an agreement to supply the Ukrainian National Lottery (UNL) with a satellite-based VSAT network based on its Skystar Advantage VSAT platform for immediate delivery. The network will serve lottery kiosks across the country

The Ukrainian National Lottery operates a constantly growing network of more than 2,400 lottery kiosks across the country. Hundreds of these existing sites that have been connected by terrestrial communications are now being transferred to satellite technology.

“We are pleased to be working with Gilat after having received strong recommendations from customers who have been working with Gilat technology for many years.” said Alex Kozulin, the Ukrainian National Lottery’s General Director. “We chose to move towards a satellite-based VSAT solution for many of our sites, as it is a more cost effective solution, quicker to deploy and more secure, especially for remote locations.”

Arie Rozichner, Gilat’s Associate VP, Sales for CIS, said “Gilat is pleased to provide its VSAT equipment to UNL, a very important customer in the Ukraine. There is considerable potential for this network to grow and we will be there to support the UNL through the latest innovations in VSAT technology and timely, professional services as it continues to expand.”

Rozichner added, “The lottery and gaming market holds a very large potential for Gilat around the world and in this part of the world especially. Just last year we deployed an important network for the gaming company Jackpot and management company Stec.com, supporting on-line gaming sites throughout the Russian Federation.”

Gilat and its subsidiaries have deployed more than 25,000 VSAT terminals for lottery applications worldwide. As the lottery industry has increasingly moved its point-of-sale technology to IP-based networks, Gilat has been able to further solidify its position within the industry by providing ubiquitous, low-cost, secure access to the Internet for a wide range of state and national lotteries around the globe.

About the Ukrainian National Lottery

The Ukrainian National Lottery (UNL) conducts Ukrainian state lotteries: Supper Loto, Keno and Pick3. “Super Loto” – a “jackpot” lottery. 26 jackpots were won in the last 3 years. “Keno” is a daily game with more than 10,000 winners; “Pick3” is a fun and simple lottery with high chances of winning good money prizes.

UNL was the first company in the territory of the CIS, to provide the opportunity to play the lottery “on-line”. The “on-line” system allows for fast and precise bet placement and is also capable of validating a winning ticket on the day following the drawing. There are currently more than 2,400 lottery terminals around Ukraine. More than 3,000,000 people play UNL lotteries each month, games which have truly become the games of millions of people.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets Skystar Advantage®, DialAw@y™ IP, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. SkyEdge, Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact: Barry Spielman,
Director, Corporate Marketing
+972-3-9252201; barrys@gilat.com

Gilat Investor Contact:
Tim Perrott, (703) 848-1515